Liquid Media Finalizing Film Financing Slate, Unveils Blockchain Approach for Independent Producers and Studios

Vancouver, BC – December 07, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce that it is in the final stages of an agreement to provide recoupable last-mile financing for three films through the Company’s newly formed production funding unit Liquid Media Production Funding Ltd. All three films completed Liquid’s Phase I review with high-performing scores from Liquid’s analytics partner, Slated Inc., together with strong financial underpinnings for each film. Liquid’s rigorous analytics process of gating the three film slate has precipitated greenlighting the inaugural Phase II financing which will take the form of a total recoupable distribution advance of CDN$1.5M against all three films, with the advance to be repaid from the films’ net receipts.

This film slate will also be the first opportunity for Liquid to unveil its professional blockchain approach, designed to enable independent producers to participate in the benefits of blockchain including community engagement and owner-controlled distribution and monetization opportunities of blockchain technology. In development with Eluvio, this approach leverages tokenization and NFTs as value-adds for filmmakers across the content lifecycle.

“We are excited to bring engaging film content to worldwide audiences. These films are the first to successfully complete the first two phases of our four-phase solution engine, which is designed to drive quality programming to the finish line and to screens around the world from any stage of the production process. Our proven analytics and predictive intelligence in partnership with Slated gives us a high degree of confidence in these projects, the teams behind them and in our ability to deliver a solid return on our investment,” said Ron Thomson, CEO of Liquid Media. “We are also excited to start exploiting a professional blockchain approach. We are working with Eluvio to build a framework for independent content creators utilizing Eluvio’s global blockchain network for video, to support the evolving needs of independent producers and help them leverage transformative opportunities.”

Liquid’s powerful four-phase business engine offers solutions to navigate independent creators across the full intellectual property (IP) lifecycle. The proven, carefully considered process covers inception, financing, delivery and monetization to bring great content from all genres to screens of all sizes.

Liquid Blockchain to be Powered by Eluvio

The Eluvio Content Fabric (https://live.eluv.io) is an advanced, open protocol blockchain network purpose-built for owner-controlled storage, distribution, and monetization of digital content at scale. It provides live and file-based content publishing, transcoding, packaging, sequencing, dynamic and static distribution, and minting of derivative NFTs, all backed by blockchain contracts providing proof of ownership and access control.  Eluvio also provides publishers with the ability for their consumers to create secure and easy-to-use digital media wallets that can act as a digital vault and enable collectors to seamlessly purchase NFTs via credit cards or cryptocurrencies.

“We’re honored to support Liquid Media as they look to bring the transformative benefits of blockchain to independent film producers,” said Michelle Munson, CEO and co-founder of Eluvio. “From content storage and distribution to monetization and minting of NFTs, the Eluvio Content Fabric is designed to enable owner-controlled viewing and engagement experiences for audiences across the globe.”

Eluvio’s blockchain platform is also notable for its low environmental impact. Through a novel compositional and just-in-time protocol, the Eluvio Content Fabric does not make file copies and dramatically reduces the storage, network requirements, and latencies of traditional digital distribution systems; the Fabric’s blockchain avoids the computational energy consumption, and costs, of proof-of-work blockchains through its efficient proof-of-authority consensus and seamless combination of on and off chain transactions. Customers of Eluvio include FOX, MGM Studios, SONY Pictures, and others.

Learn more about how filmmakers can benefit from blockchain technology by joining Eluvio founder Michelle Munson at this year’s FOCUS London, where Munson is speaking on the “NFTs: Power to the Producer” Panel.

About Eluvio

Eluvio is transforming the management, distribution, and economics of premium digital content. The Eluvio Content Fabric is a utility blockchain network for owner-controlled storage,

distribution, and monetization of digital content at scale. It provides live and file-based content publishing, transcoding, packaging, sequencing, and dynamic and static distribution, and minting of derivative NFTs for all ranges of content experiences. Customers of Eluvio include FOX, MGM Studios, SONY Pictures, and others. Eluvio LIVE, powered by the Eluvio Content Fabric, provides ticketed streaming events and media marketplaces from global artists including the Black Eyed Peas, Rita Ora, and others. Eluvio is led by Emmy Award-winning technologists, Michelle Munson and Serban Simu, founders and inventors of Aspera, a pioneer in digital video transport technology that was acquired by IBM, and a core team of innovators. Based in Berkeley, California, Eluvio has received numerous industry awards including the prestigious 2020 Engineering Excellence Award by the Hollywood Professional Association. https://live.eluv.io

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

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pg@liquidmediagroup.co

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